UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,465,070

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,465,070

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,465,070

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,465,070

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,465,070

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,465,070

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,070

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 supplements and amends the Schedule 13D filed on October 28, 2013, as amended by Amendment No. 1 filed on December 9, 2013, by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended by adding the following after the second paragraph:

A total of $5,400,000 was paid to acquire the 54,000 Series B Preferred Units acquired by the Reporting Persons in the April Acquisition (as defined below). The purchase of such securities was funded from funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

On April 4, 2014, the Sentio Parties issued to Sentinel LP 54,000 Series B Preferred Units at an aggregate purchase price of $5,400,000 (the “April Acquisition”).  The securities acquired by Sentinel LP in the April Acquisition were in connection with a put notice exercised by the Sentio Parties pursuant to the terms of the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a) and (b). The Reporting Persons beneficially own an aggregate of 2,465,070 shares of Common Stock, which represent, in the aggregate, approximately, 16.3% of the outstanding shares of Common Stock.  The 2,465,070 shares of Common Stock consist of 247,000 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 2,465,070 common units of the Sentio Partnership, which are then exchangeable for 2,465,070 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 12,614,606 shares of Common Stock outstanding as of March 14, 2014, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 21, 2014, and assumes that an additional 2,465,070 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2014

SENTINEL RE INVESTMENT HOLDINGS LP

By:	Sentinel RE Investment Holdings GP LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA AIV-1 L.P.

By:	KKR Associates REPA L.P., it general partner

By:	KKR REPA GP LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR ASSOCIATES REPA L.P.

By:	KKR REPA GP LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA GP LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact